Exhibit 99.5

Extraordinary General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 a.m. (New York City time) on November 10, 2025 for action to be taken.

2025 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES (“ADSs”)

VisionSys AI Inc (formerly, TCTM Kids IT Education Inc.) (the “Company”)

ADS CUSIP No.:	876108200.

ADS Record Date:	October 14, 2025 (New York City time).

Meeting Specifics:	Extraordinary General Meeting to be held on November 13, 2025 at 12:00 p.m. (New York City time), at 2 Hammarskjold Plaza, Room 10B, 2nd Avenue, New York, New York 10174 (the “Meeting”).

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith. You may also view and download the Notice of Meeting and other announcements from the Company’s website: https://visionsysai.com/.

Depositary:	Citibank, N.A.

Deposit Agreement:	Deposit Agreement, dated as of April 2, 2014, and as amended by Amendment No.1 to the Deposit Agreement, dated as of December 23, 2021, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder.

Deposited Securities:	Class A Ordinary Shares, par value US$0.00002 per Share, of the Company.

Custodian:	Citibank, N.A. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement identified hereon (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

The Depositary has been advised by the Company that under the Cayman Islands law as in effect as of the date of the Deposit Agreement, voting at any meeting of shareholders is by show of hands unless a poll is demanded. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of ADSs. Under the Articles of Association of the Company (as in effect on the date of the Deposit Agreement), a poll may be demanded by the chairman of such meeting or by any one or more shareholders who together hold not less than ten percent (10%) in nominal value of the total issued voting shares in the Company, present in person or by proxy for the time being entitled to vote at the meeting.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs as follows: (i) in the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. If the Depositary does not receive instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose and voting is by poll, such Holder shall be deemed, and the Depositary shall (unless otherwise specified in the notice distributed to Holders) deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be materially adversely affected.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except (i) in the case voting at the shareholders meeting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) as contemplated in Section 4.10 of the Deposit Agreement). Notwithstanding anything else contained in the Deposit Agreement, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

AGENDA

1.	As an ordinary resolution, to approve that every 50 issued and unissued Class A ordinary shares of a par value of US$0.00002 each, every 50 issued and unissued Class B ordinary shares of a par value of US$0.00002 each, and every 50 shares of a par value of US$0.00002 each of such class or classes (however designated) as the board of directors (the “Board” or “Board of Directors”) may determine in accordance with Article 8 of the currently effective amended and restated articles of association of the Company (the “Articles of Association”) in the share capital of the Company be consolidated into 1 Class A ordinary share of a par value of US$0.001, 1 Class B ordinary share of a par value of US$0.001, and 1 ordinary share a par value of US$0.001 as the Board may determine in accordance with Article 8 of the Articles of Association, respectively (the “Share Consolidation”) so that immediately following the Share Consolidation, the authorized share capital will become:

US$1,000,000 divided into 1,000,000,000 shares comprising of (i) 860,000,000 Class A ordinary shares of a par value of US$0.001 each, (ii) 40,000,000 Class B ordinary shares of a par value of US$0.001 each and (iii) 100,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with Article 8 of the Articles of Association;

2.	Subject to the approval of Proposal 1, as an ordinary resolution, to approve that the authorized share capital of the Company be increased to US$10,000,000 by the creation of an additional 9,000,000,000 Class A ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing Class A ordinary shares (the "Increase of Authorized Share Capital") so that immediately following the Increase of Authorized Share Capital, the authorized share capital will become:

US$10,000,000 divided into 10,000,000,000 shares comprising of (i) 9,860,000,000 Class A ordinary shares of a par value of US$0.001 each, (ii) 40,000,000 Class B ordinary shares of a par value of US$0.001 each and (iii) 100,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with Article 8 of the Articles of Association;

3.	Subject to the approval of Proposal 1 and 2, as a special resolution, to authorize Class A ordinary shares and Class B ordinary shares, as adjusted following the approval of Proposal 1 and 2, each with a par value of US$0.001 of the Company to have the following rights and privileges (the “Allocation of Voting Rights and Conversion Rights”), in addition to those set forth in the Articles of Association, and to authorize the amendment of the Articles of Association:

(a)	in respect of all matters subject to vote at general meetings of the Company, each holder of Class B ordinary shares shall be entitled to one hundred (100) votes per one Class B ordinary share;

(b)	each Class A ordinary share shall be convertible into one Class B ordinary share at any time after issuance, at the option of the holder and subject to Board approval; and

(c)	the Articles of Association be amended to reflect the foregoing allocation of voting rights and conversion rights and Conyers Trust Company (Cayman) Limited be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the amendments to the Articles of Association and the matters approved herein;

4.	As an ordinary resolution, to ratify the determinations of the Board of Directors, as set forth in the board resolutions passed on September 24, 2025 (the “Board Resolutions”), which is attached as Annex A, to dispense with the issuance of share certificates and to issue scripless shares, together with other determinations and resolutions implementing the transition to scripless shares approved by the Board of Directors and recorded in the Board Resolutions (the “Transition to Scripless Shares”). To the extent that this proposal is inconsistent with the provisions contained in the Articles of Association, the contents herein shall prevail and be deemed to amend and supersede the corresponding provisions of the Articles of Association by being attached thereto.

The Company has informed the Depositary that the Board of Directors of the Company recommends a vote "FOR" the proposals.

A Issues	VisionSys AI Inc

	For	Against	Abstain

Resolution 1	☐	☐	☐

Resolution 2	☐	☐	☐

Resolution 3	☐	☐	☐

Resolution 4	☐	☐	☐

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)

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